UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   April, 2009

Commission File Number   000-53617

Coastal Pacific Mining Corp.
(Translation of registrant’s name into English)

927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Annual General Meeting

On or about March 31, 2009, Coastal Pacific Mining Corp. (the “Company”) mailed to its stockholders notice of the Company’s annual general meeting to be held on April 21, 2009.  A copy of the Notice of Meeting, Information Circular and Form of Proxy are appended as exhibits to this filing.

Exhibits	Description
22.0	Notice of Meeting	Filed herewith.
22.1 22.2 22.3	Information Circular Form of Proxy Annual Report on Form 20-F	Filed herewith Filed herewith Incorporated by reference to the Company’s Form 20-F filed with the SEC on October 22, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastal Pacific Mining Corp.
(Registrant)

Date:  April 17, 2009                                                                             By:      /s/ Larry Taylor
                        Larry Taylor
President and Chief Executive Officer